TransAlta declares dividend

CALGARY, Alberta (July 22, 2010) – The Board of Directors of TransAlta Corporation (TSX: TA; NYSE: TAC) today declared a quarterly dividend of $0.29 per share on common shares payable October 1, 2010 to shareholders of record at the close of business September 1, 2010.

All currency is expressed in Canadian dollars except where noted.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate our biomass, geothermal, wind, hydro, natural gas and coal facilities in order to provide our customers with a reliable, low-cost source of power. For 100 years, TransAlta has been a responsible operator and a proud contributor to the communities where we work and live. TransAlta is recognized for its leadership on sustainability by the Dow Jones Sustainability North America Index, the FTSE4Good Index and the Jantzi Social Index. TransAlta is Canada’s largest investor-owned renewable energy provider.

For more information:

Media inquiries:

Investor inquiries:

Tanis Fiss

Jess Nieukerk

Manager, Corporate and Marketing

Manager, Investor Relations

Communications

Phone: 1-800-387-3598 in Canada and U.S.

Phone: (403) 267-7330

Phone: (403) 267-3607

Email: tanis_fiss@transalta.com

Email: investor_relations@transalta.com